                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                Subject Company: Canal Plus S.A.
                                                     Commission File No. 82-2270

                                                           Date: August 21, 2000

The following filing contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including but not limited to future global economic conditions, market conditions, foreign exchange rates, the actions of competitors, consumer preferences and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond the control of the Company. More detailed information regarding these factors is included in the Company's Annual Report on Form 10-K and other filings with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in the following filing also address the strategic business combination of Vivendi, Seagram and Canal+. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Seagram and Canal+ businesses will not be integrated successfully; costs related to the business combination; failure of the Vivendi, Seagram or Canal+ shareholders to approve the business combination; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; and the inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

Investors and security holders are urged to read the joint proxy statement-prospectus regarding the strategic business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement-prospectus will be filed with the U.S. Securities and Exchange Commission by Vivendi, Seagram and Canal+. Investors and security holders may obtain a free copy of the joint proxy statement-prospectus (when it is available) and other documents filed by Vivendi, Seagram and Canal+ with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement-prospectus and these other documents may also be obtained for free from Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram on June 20, 2000.

                                * * * * * * * * *

     THE FOLLOWING IS A TRANSCRIPT PREPARED WITH REPSECT TO A CONFERENCE
                         CALL HELD ON AUGUST 17, 2000

Coordinator                Good morning and welcome to the Seagram fourth
                           quarter earnings conference call. All lines will be in a listen only format until the formal question and answer session. At that time, instructions will be given should anyone wish to ask a question.

                           Now, I would like to turn the meeting over to today's host, Mr. Joe Fitzgerald, Vice President of Investor Relations for Seagram.

J. Fitzgerald              Hello, everyone. We're going to get started very
                           quickly this morning. We have Edgar Bronfman, Jr., our Chief Executive Officer and Brian Mulligan,
                           Executive Vice President and Chief Financial Officer.
                           Before I turn the meeting over to them, I just want to remind you again that any use of this call without our permission is prohibited.

                           With that, I am going to turn it over to Edgar.

E. Bronfman, Jr.           Thank you, Joe. Good morning, everyone. I want to do
                           two things, if I may, on our call today. First, what
                           I'm going to do is give you highlights of Seagram's fourth quarter and full year results for our fiscal year 2000 ending June 30th. Then, I'll update you on Vivendi Universal: where we are in the regulatory process and what our integration plans are.

                           On both fronts, I think we have very good news to report. Seagram had an exceptional fourth quarter with overall EBITDA up 70%. You've seen our recorded results in the press release. If you eliminate the impact of foreign

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                           exchange on these results, however, our underlying
                           performance was even stronger.

                           At the Universal Music Group for example, revenues would have increased 10% and EBITDA would have increased 66% at constant exchange rate. Full year Music EBITDA would have grown approximately 25%.

                           Our goal in transforming Seagram to a leading entertainment company over the past two years was to accelerate our growth and we've clearly done that. We're gaining momentum in every one of our entertainment businesses: in music, in recreation and in filmed entertainment. Now, our goal will be to do all that we can to both accelerate Vivendi Universal's transformation to a global communications leader and to accelerate its underlying growth.

                           Seagram's recent results show that we are ready to significantly contribute to that growth. You should know that once we provide supplemental information to the EC by the end of this month, Vivendi Universal will have completed its regulatory filings in Europe, the US, and Canada. All three companies, Vivendi, Seagram and Canal+ are already developing a strong integration plan. More on the merger later.

                           First, let me give you the highlights of our fiscal fourth quarter. Music in the June quarter, on virtually every level, the Universal Music Group demonstrated why it is the industry leader. UMG's revenue quotes for the quarter, 10% excluding foreign exchange impact, far outpaced industry growth. UMG's full year reported EBITDA of $1.18 billion included over $100 million of new business spending and negative foreign exchange impact.

                           In worldwide market share, we remain the industry leader as we continue to grow our share. Our market share in the US for the fourth quarter was number one in current releases with 28.3% of the market, number one in catalog with 24.4% of the market, and number one in overall releases with 27% of the market. These shares are consistent with our year-to-date performance and are the largest shares ever achieved by a music company in the United States.

                           I'd like to comment briefly on just two of UMG's Internet initiatives, both of which have exceptional long-term potential. On August 2, just two weeks ago, UMG launched its digital downloading business, bluematter(TM). We want to emphasize this is just a start, but we will ramp the business up this fall not only in the US, but also in Great Britain, Germany and the Netherlands. Once the merger is complete, we expect digital music will be a critical application for Vivendi Universal's multi-platform subscribers.

                           As we begin to grow this business, we are encouraged but not surprised by the recent MP3, Napster and DeCSS court rulings and we believe the courts will continue to enforce copyright laws. We are also thrilled with the continued progress of Jimmy and Doug's Farmclub.

                           In filmed entertainment, we reported $5 million in EBITDA in the June quarter, better than our business plan. This is a start to what we believe will be much more consistent profitability. We have, over the past year, shared with you the details of our plan to return to profitability. We've been disciplined in executing this plan and we expect further progress over the next year.

                           In addition, our international television channels also grew in subscribers and viewers in the quarter. We added a second channel, Studio Universal in Spain in May, bringing the total number of Universal managed channels outside the United States to nine, and all nine channels continue to grow ahead of our original business projections.

                           In recreation, Islands of Adventure had a very successful quarter and first full year operating results, contributing to our overall recreation gain.

                           As part of our longer term growth plan, the Hard Rock Hotel with 650 rooms is scheduled to open in January at Universal Orlando. A third hotel, the Royal Pacific, will open in mid-2002 with an additional 1,000 rooms, bringing the resort's total rooms to 2,400.

                           In only eight more months, Universal Studios Japan will open in Osaka. By the end of Universal Studios Japan's first year of operation, we expect our total attendance at all five of our theme parks to reach 30 million visitors annually.

                           In the spirits and wine business as all of you know, as part of the Vivendi Universal merger, we plan to sell our spirits and wine business. Because we are currently in discussions with our advisors of how to best monetize these assets, I can't comment extensively right now. However, spirits and wine had an excellent June quarter. Revenues were up 7% adjusted for foreign exchange and EBITDA was up 19% adjusted also for foreign exchange and for the sale of our champagne operations last year. Total volume increased 6% from continuing operations.

                           If I may, just a comment on our balance sheet. Net debt at year end is $6.6 billion, down from last year's $7.0 billion US dollars.

                           Just some comments please, if you will allow me, on Vivendi Universal, and then Brian and I will be happy to take your questions. On regulatory issues, in Europe, Vivendi and Canal+ announced last week that they would provide supplemental information by the end of August to their EC filing. Both companies also said that, following the supplemental filing, they are hopeful that a phase one review would be completed by the EC before the end of September. In addition, in July, the CSA (the French Broadcast Authority) notified Vivendi and Canal+ that it would not object to the proposed transaction.

                           In the US, and this is a bit of news, the statutory waiting period expired without any additional requests and, therefore, the antitrust clearance process in the United States is now complete.

                           In Canada, there are three filings. On August 4, we filed with both the Minister of Industry and the Minister of Canadian Heritage. Each ministry is to determine whether the transactions are of a net benefit to Canada. We hope to have a clear indication by the end of September of any commitments that may be expected by the ministries as part of this process.

                           We expect to file with the Canadian Competition Bureau imminently. We also expect that this bureau's review on antitrust issues will be completed in one month.

                           Vivendi, Seagram and Canal+ are working to schedule their shareholder meetings as soon as possible upon completion of the regulatory review process. Preparation of proxy materials for those shareholders meetings is in progress.

                           Vivendi Universal also plans to hold an investor meeting in October. We know how important this meeting is and we plan to do several things. We'll provide pro forma financials to help you understand the new company. They'll include a base year of revenues and earnings and forward-looking information so that you can more fully understand why we are so enthusiastic about this combination.

                           We'll highlight our communications assets, as impressive a combination of global and local content and as broad a distribution platform as exists anywhere in the world today. Going forward, we promise to continue to help you understand, meaning our investors and shareholders, where we are headed.

                           Finally, all three companies are working together to develop a seamless integration plan. We have already met in Paris and New York in both top-down and bottom-up strategic sessions. We've established 22 integration teams to explore cross-economies throughout all of our businesses. We've already told you that there are ample opportunities to drive revenue growth and to eliminate costs.

                           As in the PolyGram merger, we will look to fully exploit those opportunities as we drive our integration process. We look forward to updating you on our progress.

                           Now Brian and I will be happy to take your questions.

Coordinator                Our first question comes from Jill Kritick of
                           Salomon Smith Barney.

J. Kritick                 Thank you. Good morning. Edgar, I was impressed by
                           the turn in the film and entertainment business. It seems like you've also had a recent spate of success at the box office. What would you attribute that to?
                           Would you say it's the recent change in your green-lighting process or if that's yet to really have an impact on the results?

                           Secondly, I was curious about, with the Asian park opening, what type of pre-opening costs we should be looking for and how that might affect your recreational performance going forward? Finally, on the music margin, it looks like you are seeing terrific leverage there and what kind of margin expansion should we be looking for going forward?

E. Bronfman, Jr.           I'm going to ask Brian to answer your second question
                           on USJ pre-opening costs. On the motion picture business improvement, I guess I would say a number of things. The first thing I would say is that, as with every company, motion picture performance is always variable and the best managements in the world have strong expectations which are not always met by box office reality. And vice versa, are sometimes pessimistic when there is no need to be.

                           Having said that, the impact that a motion picture management can make is clearly being evidenced by Ron Meyer, Stacey Snider and the group at Universal Studios and Universal Pictures. I think the green-lighting process has a great deal to do with it, but I think frankly, the leadership is being challenged with discipline in terms of understanding the market, the cost of pictures that are designed for the markets, the way that we interact with the creative community to make better pictures than we've been making; all of that has contributed to the performance that we've seen so far.

                           They have also contributed to the excitement that we have about a number of films that are coming out between now and the end of the calendar year, including a picture called Watcher, a picture called Billy Elliott, a picture called Meet the Parent, and certainly both How the Grinch Stole Christmas and Family Man, two holiday pictures. We have a high degree of confidence that we're going to do well throughout this calendar year.

                           Brian, do you want to answer?

B. Mulligan                Jill, in terms of our pre-opening costs at Universal
                           Studios Japan, as you know, we only own 24% of the equity while we get 40% of the profits. As you know, with the new accounting standard, we've been expensing as we go along. So, this year, we expensed about $15 million, and we expect to expense a like amount next year. As you know, because we only own
                           24%, it'll be in the unconsolidated line as it was this year.

E. Bronfman, Jr.           Jill, I think what I can say on music margins,
                           statistically I think what I would say is that we are off to a good start in the music business in this quarter. We ended last year with a very, very strong quarter. Clearly, as we expand the business, our music costs we hope will not rise as quickly as our revenues and our EBITDA. But, I would caution also that the guidance that we have tried to give and which we've given publicly of low double digit growth for next year, is appropriate. The reason I say that is that our music margins, as you know, are already well in excess of any of our competitors. I don't want to feel that we can continue to grow music margins necessarily in the way that we have through the PolyGram integration. We certainly expect to hold those margins and to increase them over time, but I just wouldn't rush to writing down huge margin expansion when we're already probably about five margin points ahead of our competition.

J. Kritick                 Thank you.

Coordinator                Our next question comes from Richard Greenfield of
                           Goldman Sachs.

R. Greenfield              It's Rich Greenfield. Two questions, both related to
                           Internet. First, regarding the Sony announcement for a subscription service, could you just give us your thoughts on how that might be structured and what type of discussions are going on there?

                           Secondly, related to EMI and their digital download roll-out, which has had numerous troubles which have been written up in the press, how was your initial roll-out of bluematter(TM) done in terms of the technology side and the consumer experience?

E. Bronfman, Jr.           Rich, let me talk about bluematter(TM) briefly and
                           then I'm going to let Brian answer the question on the Sony joint venture.

                           I think what people need to understand, and I don't want to comment specifically on EMI obviously, but I will speak on bluematter(TM) a little bit. What people need to understand is that it is easy to download MP3 files, which are non-secured and, more importantly, have no record of artist or ownership. When you start laying in the technology that allows artists and other copyright holders to recognize their works that are being downloaded and to receive payment, whatever the payment may be, for the use of their copyrighted material, that introduces a layer of technological complexity that really should not be underestimated.

                           Therefore, I applaud EMI for getting into the market. I think we've done a very good job with bluematter(TM). It's very early. We only launched two weeks ago with very limited tracks, really on a technology trial. We do expect to significantly increase the amount of material available to bluematter(TM) into the thousands of tracks, certainly over the next couple of months. So, you will see a real expansion, but it really is purely to comment, except to say that a great many technological hurdles have been overcome. Certainly, we will continue to need to overcome others, but I think the people at UMG and their technology partners at Matshushita, at Real Networks, at InterTrust, and at Magex have really done a fine job in putting together a form of digital downloading that I think is scaleable and easy for consumers to use.

B. Mulligan                Rich, in terms of the structuring of the Duet deal
                           and our negotiations with Sony and moving that forward, that's going very well. I think in terms of thinking of how that's going to be structured, you should think of it as similar to our UIP arrangement which is pretty much a cautionary arrangement with the revenues and profits after covering costs, going to each of the parties in accordance with the product that's generating the revenue. Just as a benchmark, you should think as being allocated based on market share.

                           So, I think that's the structuring of the Duet deal and that's moving along very well.

R. Greenfield              Thanks a lot.

Coordinator                We have our next question from Christopher Dixon of
                           PaineWebber.

C. Dixon Thank you. Two questions if I could. One, we've seen a lot of the various film companies take down reserves under new FASB requirements. Where are you in that process, Brian?

                           Secondly, for Edgar, if you could drill down a little bit as to the international television opportunities. Clearly, you are getting some strong results, but give us some metrics if you could and how you see it evolving with Canal+?

B. Mulligan                On the SOP question, we're very close to finalizing
                           it, Chris, and I think there have been numbers out there. We're going to be at the low end of the range for the major studios.

E. Bronfman, Jr.           We'd like to give you more specifics, but we really
                           have to wait until we actually file. I hope that that range is helpful to you.

                           I think with regard to the International television channels, the business model is a very, very strong business model because we are generating almost no original programming for these television channels, both Studio Universal and 13th Street, the action/suspense channel. We are really using our library which is certainly the most extensive hour-long library in the world, to create 13th Street, and using our movie library to create Studio Universal.

                           So, the business model, once we get to a sufficient level of subscribers, is really quite extraordinary because the costs of programming are really already sunk costs from the Universal library. We are about to hit 25 million subscribers on those channels. Subscriber growth is strong. As I said, each of the channels is ahead of our original business projections.

                           13eme Rue, which is the 13th Street in France, is the number one rated channel on the Canal+ satellite platform. We believe in working with Canal+ to increase distribution of these channels in Europe to improve their viewership through increased promotion, to be able to raise advertising rates as a result of increased viewership, etc., will allow this business model to accelerate.

                           So, where we were looking at perhaps a break-even across all of these channels in approximately three years, it is my hope that we can actually move that to at least accelerate that by half and move that to a full break-even within 18 months. As you know, once you pass break-even on these channels, it is a very swift move forward.

                           Remember, also, that we own Sci-Fi and USA outside of the US and, within the US, Sci-Fi has been an unbelievable success. I remember when we acquired Universal, just over five years ago now, Sci-Fi I think had just broken even or made a couple of million dollars in its fiscal year. It's now making a lot of money and is an asset worth, just that channel alone, in the billions of dollars.

                           We expect to have that same phenomenon both with Sci-Fi outside the US and with the other channels that we're managing.

C. Dixon Thank you. Brian, just a follow-up, bigger-than-breadbox question. We've seen ranges on the SOP, a high of 750 down to about 200. Where are you in that range? Top, low or middle?

B. Mulligan                Chris, who's at 200?

C. Dixon                   We've seen one small studio at that.

B. Mulligan                Okay, that's what I mean. We're well below the top
                           end of the range. We're not at 200, quite frankly no studio is at 200. I'm confident we're going to be the lowest of those. I think, by the way, you've seen numbers as high as close to a billion. We'll be significantly less than the top end of your range.

C. Dixon                   Thank you very much.

Coordinator                Our next question comes from Irene Natal of RBC
                           Dominion Securities.

I. Natal Thank you. Turning back to the recreation division, clearly IOA had a strong year, but I was wondering how the performance was at the end of the first full year relative to expectations, and if we could actually have some attendance numbers?

E. Bronfman, Jr.           We haven't, I don't think, given out specific
                           attendance figures, but what I would say is that we told you that we thought the park would be up about
                           60% to 70% versus the year before. We're in line with those projections and we're seeing continued growth now that we're on a full like-to-like basis. Both through June and July, we're seeing continued growth of the park in Orlando on a like-to-like basis.

                           So, word of mouth is spreading. It is the best experience for visitors in Orlando and we are continuing to see strong growth. And we're getting the kind of margins per customer that we were hoping to get both in terms of the merchandise and food and beverage.

I. Natal                   That's great.  Thank you very much.

Coordinator                Our next question comes from Kathy Styponias of
                           Prudential Securities.

K. Styponias               Hi. Thank you. A couple of questions. First, Edgar, I
                           was hoping you could give us some color on your expectations for music top-line growth next year. You obviously had phenomenal chart positioning this year and fantastic market share. What are your expectations for next year? Do you expect to maintain market share for the

E. Bronfman, Jr.           Kathy, I'm very sorry, but we just lost you when you
                           asked about maintaining market share. Operator, could you either fix that or take us to another question and bring Kathy back as soon as we get the problem fixed?

Coordinator                Certainly, sir.  Our next question comes from Stewart
                           Halpern of Bank of American Securities.

S. Halpern                 Hi. Congratulations on great results. Two questions.
                           First, could you update us on the technology spin in the music area and then sort of picking up on Kathy's question, in terms of the low double-digit growth that you are expecting. If you could talk about how much of that is coming from market share, continued growth in the music marketplace overall, and perhaps how much you are still seeing the impact of further savings related to the PolyGram merger.

E. Bronfman, Jr.           In terms of technology spending, we projected about
                           $85 million. We came in somewhat below that. Not seriously below that, but somewhat below that, just to give you in order of magnitude, number one.

                           In terms of overall music growth, clearly, when you've got revenues up on a constant exchange basis, let's say 10% and EBITDA up 66%, you've got margin expansion. Some of that, of course, is coming from cost savings. But, I would point up to the 10% revenue growth and say that that is a very, very strong quarter, and it is stronger, frankly, than our competitors in, the music business.

                           It is coming also from real strength of our music company in markets around the world. One of the music markets where we've traditionally been weak and where we've been even weaker since we acquired PolyGram, has been in Japan. Japan had a good June quarter and we are seeing the beginnings, I hope, of a turnaround of that business. As you know, Japan is the world's second largest music market, so the importance of Japan to our overall music growth is important.

                           If we can turn around the Japanese market and maintain the momentum that our tremendous executives have given us in the US, in the UK, in France, in Germany, in Brazil and other major markets around the world including Spain and Portugal, then we're going to continue to outperform the industry and outperform underlying music industry growth.

S. Halpern                 Great.  Thanks.

Coordinator                Our next question comes from Kathy Styponias of
                           Prudential Securities.

E. Bronfman, Jr.           Welcome back, Kathy.

K. Styponias               Thanks, Edgar. I think actually Stewart might have
                           asked at least part of my question. I hadn't heard his whole answer, so if I'm repeating it, I apologize. Essentially, I was just looking for guidance on what your expectations are for top-line growth from music next year. You've had tremendous market share growth this year. Do you expect your market share to continue to grow or do you expect to maintain it for the overall industry to grow?

                           Second, when you announced the Vivendi Universal deal, there was discussion of a Johnny Hallyday promotion that was being done over wireless phones. I was wondering if you can give us some color on how that went, whether your album sales exceeded expectations because of that marketing approach?

                           Finally, I was just wondering if there was any concern or precautions that you are taking with regards to a potential actors and writers strike next June? Thanks.

E. Bronfman, Jr.           Okay. Let me try and do that in order. In terms of
                           guidance for overall growth, we haven't given revenue growth guidance and I hesitate to do that. It's just difficult to for something that's this broad and this global, in particular with the kind of fluctuations that we've seen in exchange rates, it also makes it extremely difficult to project revenue.

                           What I would say is we do expect the overall market to grow, the overall music market to grow. We do expect to increase our market share on top of that growth. I hope that is helpful and responsive. Also, just to say, the US market is leading the overall industry growth and unit volumes have been up about 8% per quarter, I think, now for seven consecutive quarters. So, we are seeing some very strong underlying growth in the US and as I indicated before, our market shares in this country have outpaced that growth significantly.

                           With Johnny Hallyday, it's difficult to measure. That was a very exciting, but still limited promotion where we really did that, Jean-Marie and I did that, really in sort of two days, we decided that we should send out these FMS or short messages is to about two million SFR consumers. We hope to be able to do this to all 80 million Vizzavi subscribers next year. To two million French consumers, we sent out the message that Johnny's album was coming out in two days.

                           What I can tell you is, that it's been one of the most successful albums of his career. It sold over a million units in the first two weeks in France. The difficulty is saying what would it have done without that and we don't know. I can't honestly say it meant this or that.

                           What did happen is that, of course Johnny is probably the most beloved artist in all of France. He had a studio album which was released almost a year ago now which has been the most successful album of his career, which is pretty extraordinary I think, at age 57 or 58. In conjunction with the release of the live concert album, which was the album to which you refer, we released it on June 30th, we released Johnny's catalog of I think 22 albums. I think, perhaps, this is the only time it's ever been done in history and probably will ever be done in history, but on that week, Johnny Hallyday had 22 of the top 75 albums in France. So, I don't know how much to lay at the door of the direct marketing campaign, but it sure didn't hurt.

                           The last question on the strike, I think everybody in Hollywood is conscious that we could be coming up to a strike. We obviously would like to avoid one, but not at a diseconomic solution for the studios. We, like others, are attempting to accelerate production of those pictures that we think are ready to go, but we are not going to spend huge amounts of capital on pictures whose scripts are not ready or with casts or with other creative talent that we don't feel is appropriate for the picture.

B. Mulligan                In light of that, we have been gearing up and we
                           actually have seven films in production right now.

E. Bronfman, Jr.           That's right. We do have seven films in production
                           right now, or in various states of production, including Mummy II and Jurassic Park III and, in doing that, you may see some cash outlays this year slightly in acceleration of what we had expected.

K. Styponias               Thank you.

Coordinator                Our next question comes from Jessica Reef-Cohen of
                           Merrill Lynch.

J. Reef-Cohen              Hi, good morning. On music, could you give us some of
                           the highlights of your release schedule for the current fiscal year? Also, Edgar, you mentioned a few times what new media spending was in Fiscal 2000.
                           Can you give us Fiscal 2001?

                           Also, will there be any meaningful change in purchase price accounting?

E. Bronfman, Jr.           I'm sorry.  I just didn't hear the third question.

J. Reef-Cohen              Will there be any meaningful change in purchase price
                           accounting impact?

E. Bronfman, Jr.           I think as to the last one, I expect no meaningful
                           changes in purchase price accounting impact, number one. Number two, I think in reverse order, we expect our spending this year to be about the same as our spending last year in terms of e-spending.

                           In terms of the highlights for the release schedule, we have a very strong release schedule coming up really throughout the year which includes 98 Degrees, Boyz II Men, LL Kool J, Marilyn Manson, Andrea Bocelli, The Wallflowers, Limp Biskit, U2, Erica Badu, Elton John, and then a host of very strong local artists particular to their country.

                           We expect, also, a Shania Twain album in this fiscal year. So, we think we've got a strong release scheduled for fiscal 2001.

J. Reef-Cohen              Can I just ask one more music question? Can you give
                           us an update on Jimmy and Doug's Farmclub, both domestic and there's been talk of international roll-out?

E. Bronfman, Jr.           Yes. Jimmy and Doug's Farmclub is doing extremely
                           well, both as an Internet site and as a television show. As a television show, actually, it is getting a stronger demographic than either MTV or ESPN in the Male 12-34-year-old demo, which is one of the richest sources of advertising revenue. So, its ratings continue to improve and be very, very strong.

                           We are also getting about an average of a little over of 100,000 unique visitors a day on the site which now puts us over three million unique visitors a month, which should put us in the top five or ten music sites and it's growing rapidly. So, we are excited about that progress in the US and very excited that we will be hopefully rolling out a similar site in European countries over the next six months, particularly with the help of Vivendi.net.

                           Jessica, we may have lost you, so if there's a follow-up?

J. Reef-Cohen              No, that's fine.  Thank you.

Coordinator                Our next question comes from Edward Hatch of S.G.
                           Cowen. You may ask your question.

E. Hatch Thanks very much. Edgar, given the comments you made about the regulatory process and investor meetings coming up in October, could you just restate what you think sort of an estimated closing range of the deal may be? Next, I didn't see anything in the press release regarding Rocky & Bullwinkle and didn't know if that might require a write-down of something that will come in the following quarter.

                           Finally, is there going to be anything coming up where investors will get the opportunity to be able to sample and take a look at the new music download system?

E. Bronfman, Jr.           First, I want to answer the Rocky & Bullwinkle
                           question. There will be no write-down as a result of Rocky & Bullwinkle. We are disappointed with the result of the movie, but the strength of our underlying business is sufficient. There will not be any write-down for Rocky & Bullwinkle.

E. Hatch                   Great.

E. Bronfman, Jr.           In terms of sampling music downloads, we should put
                           that together for you and we will do that and will follow up with Joe so that you all can see bluematter(TM) and access it, and hopefully enjoy it.

                           Last, I think with regard to the close, we are hopeful that we'll be able to close the transaction sometime in the month of November. That, of course, is subject to the regulatory process which we hope will allow us to get to that date and we expect will allow us to get to that date. But, the regulators, I have to caution, have not finished their review process and, until they do, they haven't, so it's difficult to be predictive.

                           I would certainly suggest that the momentum behind our transaction is very different than some other transactions. We are, as I said earlier in the call, finished with the US process, and I think that's important.

                           Now, let me just clarify my comment on Rocky & Bullwinkle. Rocky & Bullwinkle results are included in our fourth quarter.

B. Mulligan                There's no additional write-off.

E. Bronfman, Jr.           There's no additional write-down and we obviously
                           wrote-down Rocky & Bullwinkle as we do every film that's not successful, but we did that in the quarter and still were able to deliver these quarterly results.

E. Hatch                   That's terrific.  Thanks.

Coordinator                Our next question comes from Scott Davis of First
                           Union Securities.

S. Davis The remaining question I have left is just regarding the MAP case against the music industry. Edgar, it doesn't seem to have much teeth as far as I can tell, but I was hoping for some comments. Specifically, one of the things I haven't been able to figure out, and it's a little specific so please excuse it, but it seems to be important from a legal perspective. If a retailer was advertising something below the suggested price, was the cooperative advertising refused to them just for that advertisement or were they cut off from all advertising funds? Thank you.

E. Bronfman, Jr.           I really would love to be helpful, but we really
                           can't comment on litigation. As much as I'd like to and as much as I'm trying to have my own sense of confidence about this, I think it's just imprudent to comment on pending litigation. We just shouldn't go there. So, I'm going to pass on the opportunity with apologies.

S. Davis                   But, you do feel confident?

E. Bronfman, Jr.           I do feel confident, but I'm not a lawyer and the
                           courts will have their own say regardless of my degree of confidence one way or the other. But, I do feel confident.

S. Davis                   I look forward to October.

E. Bronfman, Jr.           Okay, thanks.

Coordinator                Thank you. Our next question comes from Sharon
                           Williams of CIBC World Market.

S. Williams                Good morning. Thank you. Excellent quarter in the
                           year.

E. Bronfman, Jr.           Thank you.

S. Williams                You're welcome. My question is on watermarks on new
                           CD's, which I thought was one of several important steps in the whole battle against piracy. Can you update us on where that stands and sort of give us some flavor as to how important you think they are?

E. Bronfman, Jr.           I think that we said that there will be three general
                           areas of response to music piracy. One will be establishing or maintaining, frankly, a legal environment that protects copyrights. Second will be our own technological challenges to make music piracy more difficult. Third will be a market-based solution.

                           There will be any number of technological initiatives to make music piracy more difficult, but I think really without commenting any further than I already have on maintaining the legal environment or pursuing the technological opportunities that exist, I think the most important thing that the music industry needs to do, together with the technology community, is to deliver to consumers in market-based solutions, where consumers can actually get the music that they want in the ways that they want it within a secure environment where the people who own the copyright are duly paid for their efforts. That is really where we are focused and we believe we are ever closer to a solution which will be broad, which will be comprehensive and will be extremely compelling from a consumer standpoint.

                           We believe that the amount of interest in music downloading, some of this results no question from the fact that currently, it's free. Nobody can underestimate the power that the word free has. But, a lot of people have tried to give away unpopular things and nobody's very interested.

                           Free, in and of itself, is not a consumer reason. It's simply a consumer benefit. But, free something-that-nobody-wants still nobody wants it. The fact of the matter is, people want music very badly. We think this augers extremely well for the music industry and we expect to have a robust alternative for music lovers in the marketplace this calendar year. By robust, I mean broad, comprehensive, broadly distributed, and scaleable to the extent that you will see millions if not tens of millions of tracks transferred on a daily basis before the end of the year in a legal manner.

                           That's our goal. That's our hope and it's our belief that we can get there.

S. Williams                Excuse me, then, is it fair to say that that may be
                           without ever putting watermarks on new CD's?

E. Bronfman, Jr.           It may or may not.  I don't think we want to comment
                           on what we may or may not do from a security standpoint for obvious reasons.

S. Williams                Thank you.

Coordinator                Our next question comes from Tim Casey of Nesbitt
                           Burns.

T. Casey Thanks. Good morning. Edgar, I am curious if you have any comments on what you've seen within your music group on the impact of Napster with respect to certain artists. Is there any discernible trends you are seeing from artists who are supporting Napster? Did the boycott work, in other words I guess?

                           Secondly, shifting gears to the spirit side, there's been a lot of press speculation on Absolut as a role in the sale process and some reporters have speculated it contributes a third of the profitability of the group. I thought that was overstating the number by three or four times. Are you able to comment at all on how important Absolut is and any update on the sale process?

E. Bronfman, Jr.           Let me answer both the questions. Although we were
                           extremely pleased with both the initial ruling of Judge Patel and her written opinion, the Napster case does still reside in the 9th Circuit in California.
                           As a result, I
                           think again, just as my earlier comment to Scott, it would be imprudent to comment on litigation.
                           Therefore, I can't respond to the question about artists and Napster.

                           With regard to Absolut(1), I would just say to you that I think your reaction is quite accurate, that the comment that Absolut(1) is responsible for a third of our profits is overstated by a very significant multiple, and you're in the range there, if not a little low in the range of that multiple.

T. Casey                   That's good.  Thank you, Edgar.

J. Fitzgerald              We'll take one more question.

Coordinator                Our final question, sir, comes from Michael Florin of
                           Gerard Klauer.

M. Florin                  Hi, guys. I wonder if you could talk about some of
                           the progress at SDMI. It seems like one of the problems that the music industry is facing is that there's no sort of industry standard secure solution.
                           Are there efforts being made to create one? Also, another question is, on the subscription side, are you talking to the other labels about creating one subscription service that might become a legal
                           Napster?

(1) Owned by V&S Vin & Sprit Aktiebolag

E. Bronfman, Jr.           First of all, remember the SDMI effort comes to I
                           think something like 115 to 130 different companies.
                           Anytime you do that, it's a process that is bumpy and awkward, a little bit like making sausage. It may taste good at the end, but it's not pretty to watch.
                           Nonetheless, we are, I think, moving very, very broadly to some industry standards and I think you'll see both the hardware manufacturers, the technology companies and software manufacturers in other words coalescing around SDMI compliant opportunities.

                           You can't really say that's there one standard because the multiplicity of platforms and devices require a multiplicity of standards, but they will I think in large part be SDMI compliant sooner than the market expects.

                           With regard to subscription services, we said we have a joint venture with Sony which we are calling Duet. We fully understand that music consumers want all music available to them on a subscription service. They're not particularly interested in what label that music may come from. They are interested in the artist. They are interested in the song.

                           I believe any subscription service that ultimately will be successful in the marketplace will have all available music on that service. So, let me just leave it there as that is a fundamental tenet of where we're going without being specific about what conversations we either are or are not having.

M. Florin                  Thank you.

J. Fitzgerald              Ladies and gentlemen, one last comment here. You are
                           all familiar with the safe-harbor language. Rather than read it to you, I just want to let you know that those provisions apply to our comments on this conference call today.

                           We thank you very much. We will speak to you soon.

E. Bronfman, Jr.           Good-bye.  Thanks, everyone.



                             ********************

   THE FOLLOWING ARE QUESTIONS FROM EMPLOYEES OF THE SEAGRAM COMPANY LTD. AND
     ANSWERS FROM JOHN D. BORGIA, EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES,
           DISSEMINATED OVER THE INTRANET OF THE SEAGRAM COMPANY LTD.



UNDER THE CURRENT SEAGRAM BENEFITS PROGRAM, THERE ARE CERTAIN BENEFITS EARNED THROUGH A COMBINATION OF AGE AND YEARS OF SERVICE THAT CONTINUE AFTER AN EMPLOYEE LEAVES THE COMPANY. BENEFITS SUCH AS MEDICAL (50 YEARS OF AGE AND 20 YEARS OF SERVICE), LIFE INSURANCE (45 AND 15), AND HOLDING STOCK OPTIONS UNTIL MATURITY (50 AND 15). WHAT HAPPENS TO THESE BENEFITS AFTER THE SALE TO VIVENDI AND THE SALE OF THE SPIRITS AND WINE BUSINESS TO ANOTHER COMPANY?

John Borgia: Following the closing of the merger with Vivendi, the rule regarding "50 and 15" for retiree treatment under the stock option plan will remain in place for currently outstanding options. Similarly, retiree medical and life insurance will continue to be available to employees who have already met the current eligibility criteria for those benefits or who meet them within two years following the closing.

The answers are not yet clear with regard to a sale of the spirits and wine businesses. We intend to negotiate similar provisions into that merger agreement, but of course cannot be sure today what the final result will be. As soon as an agreement is reached, we will let employees know.

WILL THE UNIVERSAL MUSIC GROUP HEADQUARTERS BE CONSOLIDATED NOW? WILL EDGAR BE BASED IN THE UMG HEADQUARTERS IN NEW YORK?

John Borgia: There are no changes contemplated for UMG headquarters. Edgar will continue to have an office at 375 Park Avenue in New York (along with Edgar M. Bronfman and Charles Bronfman), as well as an office in Paris.